UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

Petach Tikva, Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

Registered Direct Offering

On August 5, 2026, NANO-X IMAGING LTD (the “Company,” “Nanox,” “we”, “us” and “our”)) entered into a securities purchase agreement (the “Purchase Agreement”) with a single long-term institutional investor (the “Purchaser”) for the purchase and sale of 8,000,000 of the Company’s ordinary shares, par value NIS 0.01 per share (“ordinary shares”) (or pre-funded warrants in lieu of any portion thereof) and warrants to purchase up to 8,000,000 ordinary shares (the “Warrants”), at a combined purchase price of $1.00 per ordinary share and accompanying Warrant (or $0.9999 per pre-funded warrant and accompanying Warrant), in a registered direct offering. The Warrants have an exercise price of $1.15 per ordinary share, will be exercisable six months following issuance and will expire five years from the closing date. The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchaser and customary indemnification rights and obligations of the parties. Closing of the offering is expected to occur on August 7, 2026, subject to the satisfaction of customary closing conditions.

Important Note Regarding Preliminary Financial Data

The Company updates that, as part of the preparation of its financial statements for the three months ended June 30, 2026, and in accordance with U.S. GAAP, the Company has initiated a comprehensive impairment assessment across all of its assets, including but not limited to long-lived assets and goodwill. In connection with this assessment, the Company has retained an external independent appraiser to assist in evaluating whether identified events and circumstances require the recognition of impairment charges. This assessment is currently ongoing and has not been completed as of the date of this Report of Foreign Private Issuer on Form 6-K. Accordingly, the Company’s final reported financial results for the period may differ, potentially materially, from the preliminary estimates.

A copy of the press release related to the offering serves as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy these securities or any other securities, nor may there be any offer, solicitation or sale of these securities or any other securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Exhibits

Exhibit No.	Exhibit
99.1	Press release dated August 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Erez Meltzer
	Name:	Erez Meltzer
	Title:	Chief Executive Officer and Acting Chairman of the Board

Date: August 6, 2026

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